EXHIBIT 99.4

Reconciliation of Non-GAAP Financial Measures(1)

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

In RUR millions

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Total revenues	2,355	2,889	3,131	4,125	3,894	4,541	5,159	6,439	5,874	6,801	7,273	8,819	7,999	9,199	10,218
Less: traffic acquisition costs (TAC)	317	353	396	507	537	641	818	1,002	992	1,141	1,231	1,416	1,305	1,465	2,252
Ex-TAC revenues	2,038	2,536	2,735	3,618	3,357	3,900	4,341	5,437	4,882	5,660	6,042	7,403	6,694	7,734	7,966

Reconciliation of Adjusted EBITDA to US GAAP Net Income

In RUR millions

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Net income	507	1,017	883	1,410	820	1,125	1,705	2,123	1,258	1,983	2,291	2,691	2,246	2,915	4,967
Add: depreciation and amortization	259	272	307	343	377	427	488	582	661	696	734	860	879	912	914
Add: share-based compensation (SBC) expense	33	32	39	56	70	109	66	84	81	74	106	115	151	151	229
Add: expense for acquisition-related contingent compensation	—	—	—	—	—	—	—	—	76	55	57	173	21	22	24
Less: interest income	(28)	(39)	(43)	(46)	(34)	(36)	(47)	(105)	(167)	(234)	(268)	(333)	(368)	(452)	(483)
Add: other expense / (income) net	57	(143)	60	2	254	33	(361)	12	124	(53)	(147)	(42)	(26)	(17)	(2,022)
Add: provision for income taxes	163	309	273	441	232	256	484	573	344	549	667	791	601	772	783
Adjusted EBITDA	991	1,448	1,519	2,206	1,719	1,914	2,335	3,269	2,377	3,070	3,440	4,255	3,504	4,303	4,412

Reconciliation of Adjusted Net Income to US GAAP Net Income

In RUR millions

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Net income	507	1,017	883	1,410	820	1,125	1,705	2,123	1,258	1,983	2,291	2,691	2,246	2,915	4,967
Add: SBC expense	33	32	39	56	70	109	66	84	81	74	106	115	151	151	229
Less: reduction in income tax attributable to SBC expense	—	—	—	—	—	(3)	(6)	(4)	(1)	(1)	(1)	(1)	(2)	(2)	(2)
Add: expense for acquisition-related contingent compensation	—	—	—	—	—	—	—	—	76	55	57	173	21	22	24
Add: foreign exchange loss /(gain)	57	(143)	70	5	254	34	(383)	(6)	114	(52)	13	(17)	(7)	(35)	2
Less: reduction / (increase) in income tax attributable to foreign exchange loss /(gain)	(12)	29	(14)	(1)	(56)	(7)	77	1	(23)	10	(3)	4	1	7	—
Less: gain from sale of equity investments											(234)				(2,067)
Adjusted net income	585	935	978	1,470	1,088	1,258	1,459	2,198	1,505	2,069	2,229	2,965	2,410	3,058	3,153

(1) Figures may not add due to rounding

Reconciliation of Non-GAAP Financial Measures (cont’d)(1)

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

In RUR millions

	9M 2012	9M 2013	2007	2008	2009	2010	2011	2012
Total revenues	19,948	27,416	4,249	7,649	8,729	12,500	20,033	28,767
Less: traffic acquisition costs (TAC)	3,364	5,022	504	1,270	1,305	1,573	2,998	4,780
Ex-TAC revenues	16,584	22,394	3,745	6,379	7,424	10,927	17,035	23,987

Reconciliation of Adjusted EBITDA to US GAAP Net Income

In RUR millions

	9M 2012	9M 2013	2007	2008	2009	2010	2011	2012
Net income	5,532	10,128	1,520	2,432	2,010	3,817	5,773	8,223
Add: depreciation and amortization	2,091	2,705	295	600	912	1,181	1,874	2,951
Add: share-based compensation (SBC) expense	261	531	37	140	209	160	329	376
Add: expense for acquisition-related contingent compensation	188	67	—	—	—	—	—	361
Less: interest income	(669)	(1,303)	(31)	(86)	(67)	(156)	(222)	(1,002)
Add: other expense / (income) net	(76)	(2,065)	4	(208)	23	(24)	(62)	(118)
Add: provision for income taxes	1,560	2,156	559	947	672	1,186	1,545	2,351
Adjusted EBITDA	8,887	12,219	2,384	3,825	3,759	6,164	9,237	13,142

Reconciliation of Adjusted Net Income to US GAAP Net Income

In RUR millions

	9M 2012	9M 2013	2007	2008	2009	2010	2011	2012
Net income	5,532	10,128	1,520	2,432	2,010	3,817	5,773	8,223
Add: SBC expense	261	531	37	140	209	160	329	376
Less: reduction in income tax attributable to SBC expense	(3)	(6)	—	—	—	—	(13)	(4)
Add: expense for acquisition-related contingent compensation	188	67				—	—	361
Add: foreign exchange loss /(gain)	74	(40)	5	(65)	64	(11)	(101)	57
Less: reduction / (increase) in income tax attributable to foreign exchange loss /(gain)	(15)	8	(1)	16	(13)	2	15	(11)
Less: gain from sale of equity investments	(234)	(2,067)					—	(234)
Adjusted net income	5,803	8,621	1,561	2,523	2,270	3,968	6,003	8,768

(1) Figures may not add due to rounding

Reconciliation of Non-GAAP Financial Measures (cont’d)

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions

	US GAAP Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2010	507	21.5%	484	991	42.1%	48.6%
Three months ended June 30, 2010	1,017	35.2%	431	1,448	50.1%	57.1%
Three months ended September 30, 2010	883	28.2%	636	1,519	48.5%	55.5%
Three months ended December 31, 2010	1,410	34.2%	796	2,206	53.5%	61.0%
Three months ended March 31, 2011	820	21.1%	899	1,719	44.1%	51.2%
Three months ended June 30, 2011	1,125	24.8%	789	1,914	42.1%	49.1%
Three months ended September 30, 2011	1,705	33.0%	630	2,335	45.3%	53.8%
Three months ended December 31, 2011	2,123	33.0%	1,146	3,269	50.8%	60.1%
Three months ended March 31, 2012	1,258	21.4%	1,119	2,377	40.5%	48.7%
Three months ended June 30, 2012	1,983	29.2%	1,087	3,070	45.1%	54.2%
Three months ended September 30, 2012	2,291	31.5%	1,149	3,440	47.3%	56.9%
Three months ended December 31, 2012	2,691	30.5%	1,564	4,255	48.2%	57.5%
Three months ended March 31, 2013	2,246	28.1%	1,258	3,504	43.8%	52.3%
Three months ended June 30, 2013	2,915	31.7%	1,388	4,303	46.8%	55.6%
Three months ended September 30, 2013	4,967	48.6%	(555)	4,412	43.2%	55.4%

Twelve months ended December 31, 2010	3,817	30.5%	2,347	6,164	49.3%	56.4%
Twelve months ended December 31, 2011	5,773	28.8%	3,464	9,237	46.1%	54.2%
Twelve months ended December 31, 2012	8,223	28.6%	4,919	13,142	45.7%	54.8%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions

	US GAAP Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2010	507	21.5%	78	585	24.8%	28.7%
Three months ended June 30, 2010	1,017	35.2%	(82)	935	32.4%	36.9%
Three months ended September 30, 2010	883	28.2%	95	978	31.2%	35.8%
Three months ended December 31, 2010	1,410	34.2%	60	1,470	35.6%	40.6%
Three months ended March 31, 2011	820	21.1%	268	1,088	27.9%	32.4%
Three months ended June 30, 2011	1,125	24.8%	133	1,258	27.7%	32.3%
Three months ended September 30, 2011	1,705	33.0%	(246)	1,459	28.3%	33.6%
Three months ended December 31, 2011	2,123	33.0%	75	2,198	34.1%	40.4%
Three months ended March 31, 2012	1,258	21.4%	247	1,505	25.6%	30.8%
Three months ended June 30, 2012	1,983	29.2%	86	2,069	30.4%	36.6%
Three months ended September 30, 2012	2,291	31.5%	(62)	2,229	30.6%	36.9%
Three months ended December 31, 2012	2,691	30.5%	274	2,965	33.6%	40.1%
Three months ended March 31, 2013	2,246	28.1%	164	2,410	30.1%	36.0%
Three months ended June 30, 2013	2,915	31.7%	143	3,058	33.2%	39.5%
Three months ended September 30, 2013	4,967	48.6%	(1,814)	3,153	30.9%	39.6%

Twelve months ended December 31, 2010	3,817	30.5%	151	3,968	31.7%	36.3%
Twelve months ended December 31, 2011	5,773	28.8%	230	6,003	30.0%	35.2%
Twelve months ended December 31, 2012	8,223	28.6%	545	8,768	30.5%	36.6%

(1)  Net income margin is defined as net income divided by total revenues.

(2)  Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation, gain from sale and deconsolidation of equity investments and foreign exchange losses (as adjusted for the reduction in income tax attributable to the loss). For a reconciliation of adjusted net income to net income, please see the table above.

(3)  Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)  Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.